UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

        For January 13, 2010

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

ASIA SPECIAL SITUATION ACQUISITION CORP. (“ASSAC” OR THE “COMPANY”) AND THE OTHER ENTITIES DESCRIBED IN THIS FORM 6-K (COLLECTIVELY, THE “TARGET COMPANIES”) CLAIM THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY AND THE TARGET COMPANIES REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED BUSINESS COMBINATION (THE “TRANSACTION”) AND THE BUSINESS OF THE TARGET COMPANIES, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE ITS PROPOSED BUSINESS COMBINATION WITH THE TARGET COMPANIES WITHIN THE SPECIFIED TIME LIMITS; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING THE TRANSACTION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE TRANSACTION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE TRANSACTION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THOSE FACTORS LISTED IN THE PROXY STATEMENT UNDER “RISK FACTORS”. THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. NEITHER THE COMPANY NOR THE TARGET COMPANIES ASSUMES ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH THE TARGET COMPANIES, AS DESCRIBED IN THE PROXY STATEMENT.

ON JANUARY 7, 2010, THE COMPANY FILED WITH THE SEC THE DEFINITIVE PROXY STATEMENT AS AN EXHIBIT TO A FORM 6-K INTERIM REPORT IN CONNECTION WITH THE PROPOSED TRANSACTIONS, AND ON JANUARY 8, 2010 MAILED THE DEFINITIVE PROXY STATEMENT TO HOLDERS OF RECORD OF ITS SHARES AS OF JANUARY 4, 2010. SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S FINAL PROSPECTUS, DATED JANUARY 16, 2008, ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION. STOCKHOLDERS AND OTHERS ARE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE COMPANY IN WRITING C/O HODGSON RUSS, LLP, 1540 BROADWAY, 24TH FLOOR, NEW YORK, NY 10036, OR BY TELEPHONE AT (212) 751-4300. FREE COPIES OF THESE DOCUMENTS CAN ALSO BE OBTAINED, AT THE SEC’S INTERNET SITE (http://www.sec.gov).

THE COMPANY AND THE TARGET COMPANIES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY, THE TARGET COMPANIES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S INITIAL BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF THE PROPOSED TRANSACTIONS.  ACCORDINGLY, SHAREHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND TRANSACTIONS. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON NEITHER THE COMPANY’S WEBSITE NOR THE TARGET COMPANIES’ WEBSITE IS, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY OR THE TARGET COMPANIES MAKE WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR THERE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Other Events.

On January 7, 2010, Asia Special Situation Acquisition Corp. (the “Company”) announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held on January 19, 2010 to vote upon the acquisition of up to three insurance companies and approximately $650.0 million of assets of two unaffiliated families of hedge funds (the “Transaction”).

Victory Park Agreement

On January 13, 2010, the Company issued two press releases announcing that it has entered into a term sheet and a definitive agreement (the “Agreement”) with Victory Park Capital Advisors, LLC (“Victory Park”) pursuant to which funds managed by Victory Park or other purchasers acceptable to Victory Park and the Company will use their reasonable best efforts to purchase up to an aggregate of approximately 7.5 million of the Company’s ordinary shares from third parties prior to the Meeting.  Victory Park is not an affiliate of the Company or any of, its officers and directors and/or their respective affiliates, or the Target Entities, or their officers and directors and/or their respective affiliates. It is anticipated that Victory Park will effect purchases of the Company’s ordinary shares through independent, privately negotiated transactions with third parties who are institutions or other sophisticated investors that have voted against or indicated an intention to vote against the Transaction. Pursuant to the Agreement, the Company will pay Victory Park a fee of 1.0% of the value of all Company ordinary shares purchased by Victory Park from third parties. In connection with the purchases of Company ordinary shares by Victory Park pursuant to the Agreement, Victory Park and the Company will enter into a stock purchase agreement (the “Victory Purchase Agreement”), pursuant to which the Company will agree to purchase the ordinary shares from Victory Park at a price equal to the aggregate purchase price paid by Victory Park for the Company ordinary shares plus the 1.0% fee described above. Although Victory Park has a reasonable best efforts obligation to purchase Company ordinary shares pursuant to the Victory Purchase Agreement, there can be no assurance that any such purchases will be made. Such purchases, if made, would increase the likelihood that a majority of the Company’s ordinary shares will be voted in favor of the Transaction.

Stock Purchase Agreements

On January 13, 2010, the Company announced that it has entered into agreements to purchase an aggregate of 2,821,857 ordinary shares sold in its initial public offering in privately negotiated transactions (the “Stock Purchase Agreements”) for an aggregate purchase price of $28,218,570 (the “Purchase Price”) from shareholders of the Company.  Pursuant to the Stock Purchase Agreements and in exchange for the Purchase Price, the holders of the ordinary shares have agreed to vote their shares, or granted a proxy to vote their shares, in favor of each of the shareholder proposals set forth in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on January 7, 2010.

The Victory Park Agreement is annexed hereto as Exhibit 10.1 and the form of Stock Purchase Agreement is annexed hereto as Exhibit 10.2.  Copies of the press releases relating to Victory Park are annexed hereto as Exhibits 99.1 and 99.2, and the press release announcing the entering into of the Stock Purchase Agreements is annexed hereto as Exhibit 99.3.  Each of Exhibits 10.1, 10.2, 99.1, 99.2 and 99.3 are incorporated herein by reference.

Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description
10.1	Agreement, dated January 13, 2010, by and between Asia Special Situation Acquisition Corp. and Victory Park Capital Advisors, LLC.
10.2	Form of Stock Purchase Agreement.
99.1	Press Release of Asia Special Situation Acquisition Corp. dated January 13, 2010.
99.2	Press Release of Asia Special Situation Acquisition Corp. dated January 13, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

January 13, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President